                                             EXHIBIT 99

This exhibit contains an update to the REA data filed with the May 31, 1994 Form 10K. The May 31, 1994 Form 10K contained REA member data as of December 31, 1992. Subsequent to the filing of the Form 10K, August 5, 1994, REA has released member data for December 31, 1993. This exhibit updates the REA member data, filed with the Form 10K, through December 31, 1993. Also included in this exhibit is the new Debt Service Coverage ratio (also called "Modified DSC" or "MDSC") for Distribution Systems during the period 1989-1993. This MDSC calculation serves as one of the financial tests for pledging collateral under CFC's new Collateral Trust Bond Indenture ("1994 Indenture").

                             THE RURAL ELECTRIC AND TELEPHONE SYSTEMS
General

CFC's 899 rural electric Utility Members as of May 31, 1994, were drawn from the approximately 930 (at December 31, 1993) rural electric utility systems (the "systems") which were eligible for REA loans. A large proportion of the eligible systems are members of CFC and information regarding these systems is available in the Annual Statistical Reports of REA ("REA Reports"), therefore commentary in this section is based on information about the systems generally, rather than CFC members alone (see Note on page 19). However, the Composite Financial Statements on pages 20 to 24 relate only to CFC Utility Members. At December 31, 1993 and for the year then ended, CFC's members accounted for approximately 98% of the total utility plant, 93% of the total equity, 97% of the net margins and 93% of the total number of systems covered by REA Reports, and CFC believes that its members are representative of the systems as a whole.

Although generally stable retail rates have been the historical pattern for REA borrowers, in the 1970's and early 1980's rising costs of fuel, material, labor, capital and wholesale power required rate increases by most of the distribution systems. Increases in costs have also resulted in rate increases by the power supply systems. Virtually all power contracts between power supply systems and their member distribution systems provide for rate increases to cover increased costs of supplying power, although in certain cases such increases must be approved by regulatory agencies. During the last five years, costs and rates have generally been stable.

The REA Program

Since the enactment of the Rural Electrification Act in 1936, REA has financed the construction of electric generating plants, transmission facilities and distribution systems in order to provide electricity to persons in rural areas who were without central station service. Principally through the organization of systems under the REA loan program in 46 states and U.S. territories, the percentage of farms and residences in rural areas of the United States receiving central station electric service increased from 11% in 1934 to almost 99% currently. Rural electric systems serve 11% of all consumers of electricity in the United States and its territories. They account for approximately 8% of total sales of electricity and about 7% of energy generation and generating capacity.

In 1949, the Act was amended to allow REA to lend for the purpose of furnishing and improving rural telephone service. At December 31, 1993, 883 of REA's 940 telephone borowers provided service to 5.6 million subscribers throughout the United States and its territories (reporting information was not available for the remaining 57 borrowers).

The Rural Electrification Act provides for REA to make insured loans and to provide other forms of financial assistance to borrowers. REA is authorized to make direct loans, at below market rates, to systems which are eligible to borrow from it. REA is also authorized to guarantee loans which have been used mainly to provide financing for construction of Bulk Power Supply Projects. Guaranteed loans bear interest at a rate agreed upon by the borrower and the lender (which generally has been the FFB). For telephone borrowers, REA also provides financing through the Rural Telephone Bank (RTB). The RTB is a government corporation providing financing at rates reflecting its cost of capital. REA exercises a high degree of financial and technical supervision over borrowers' operations. Its loans and guarantees are generally secured by a mortgage on substantially all of the system's property and revenues.

Legislation has been proposed which would provide funding of $675 million for the REA insured loan program for electric borrowers for FY 1995 and $498 million for the telephone borrowers through REA and the RTB. In addition, $300 million was proposed for the REA guaranteed electric loan program.

Legislation has been enacted which allows REA electric borrowers to prepay their loans to REA at a discount based on the government's cost of funds at the time of prepayment. If a borrower chooses to prepay its notes, it becomes ineligible for future REA lending for a period of ten years, except in certain specified instances. Regulations regarding the note buy-out, relating to computation of discount and certain issues concerning potential taxes on gains, were adopted on March 22, 1994. As of May 31, 1994, no borrowers have prepaid their REA loans under these rules.

Distribution Systems

Distribution systems are local utilities distributing electric power, generally purchased from wholesale sources, to consumers in their service areas. Virtually all are locally-managed cooperative, non-profit associations, and most have been in operation for at least 40 years. At December 31, 1993, the approximate number of consumers served by REA electric borrowers was 12.4 million, representing an estimated 32.5 million ultimate users. Aggregate operating revenues of the distribution systems from sales of electric energy for the year ended December 31, 1993, totaled $15.1 billion, of which 66% was derived from the sales of electricity to residential consumers (farm and non-farm), 30% from such sales to commercial and industrial consumers and the remainder from sales to various other consumers.

The composite TIER of CFC member distribution systems increased to 2.54 in 1993 from 2.19 in 1992. The composite DSC ratio increased to 2.44 in 1993 from 2.07 in 1992. Composite equity as a percent of total assets for member distribution systems increased from 39.44% at December 31, 1992 to 40.83% at December 31, 1993.

The cost of purchased wholesale power in 1993 amounted to 65.95% of the total revenues of the distribution systems. Information from REA concerning the amount of energy generated and purchased by REA borrowers including distribution systems during the 12 months ended December 31, 1992 (1993 data is not available) indicates that 18.4% was purchased from power companies including investor-owned utilities and industrial and manufacturing corporations, 55.5% from rural electric power supply systems and other distribution systems having generating facilities, 18.8% from Federal agencies and 7.3% from publicly-owned power suppliers, such as municipal systems.

Wholesale power supply contracts ordinarily guarantee neither an uninterrupted supply nor a constant cost of power. Contracts with REA-financed power supply systems (which generally require the distribution system to purchase all its power requirements from the power supply system) provide for rate increases to pass along increases in sellers' costs (subject in certain cases to regulatory approval). The wholesale power contracts permit the power supply system, subject to approval by REA and, in certain circumstances, regulatory agencies, to establish rates to its members so as to produce revenues sufficient, with revenues from all other sources, to meet the costs of operation and maintenance (including, without limitation, replacements, insurance, taxes and administrative and general overhead expenses) of all generating, transmission and related facilities, to pay the cost of any power and energy purchased for resale, to pay the costs of generation and transmission, to make all payments on account of all indebtedness and leases of the power supply system and to provide for the establishment and maintenance of reasonable reserves. The rates under the wholesale power contracts are required to be reviewed by the Board of Directors of the power supply system at least annually.

Power contracts with investor-owned utilities and power supply systems which do not borrow from REA generally have rates subject to regulation by the Federal Energy Regulatory Commission. Contracts with Federal agencies generally permit rate changes by the selling agency (subject, in some cases, to Federal regulatory approval). In the case of many distribution systems, only one power supplier is within a feasible distance to provide wholesale electricity.

Power Supply Systems

Power supply systems are utilities which purchase or generate electric power and provide it wholesale to distribution systems for delivery to the ultimate retail consumer. Of the 62 operating power supply systems financed in whole or in part by REA or CFC at December 31, 1993, 61 were cooperatives owned directly or indirectly by groups of distribution systems and one was government owned. Of this number, 39 had generating capacity of at least 100,000 kilowatts, and eight had no generating capacity. Five of the eight systems with no generating capacity operated transmission lines to supply certain distribution systems, one has applied for REA financing for its first transmission facility and two are currently building their first transmission facilities. Certain other power supply systems had been formed but did not yet own generating or transmission facilities. At December 31, 1993, the 55 power supply systems reporting to REA owned 145 generating plants with a total generating capacity of approximately 29,597,000 kilowatts, or approximately 4.3% of the nation's estimated electric generating capacity and served 716
REA distribution system borrowers (representing an average for the year of approximately 8.5 million consumers).

Certain of the Power Supply systems which own generating plants lease these facilities to others and purchase their power requirements from the lessee-operators.

Of the Power Supply systems' total generating capacity in place as of December 31, 1993, steam plants accounted for 94.2% (including nuclear capacity representing approximately 10.2% of such total generating capacity), internal combustion plants accounted for 5.5% and hydroelectric plants accounted for 0.3%. REA loans and loan guarantees as of December 31, 1992, have provided funds for the installation of over 34,031,000 kilowatts, of which nuclear is approximately 3,806,000 kilowatts, or 11.2% of the total, of which 1,279,000 kilowatts have officially been cancelled, or 3.8% of the total.

The high level of growth in demand for electricity experienced in the 1970's was not expected to decline in the 1980's and the Power Supply systems continued their construction programs in anticipation of continued growth in demand. During the 1980's, however, slower growth in power requirements of the systems reduced the need for additional generating capacity in most areas of the country. Thus, many areas are now experiencing a surplus of generating capacity and, as a result, some Power Supply systems have significant amounts of fixed costs for power plant investment not fully supported by increased revenues (see Note 10 to Combined Financial Statements for further information concerning certain CFC members experiencing this problem).

While the level of funds needed for new generating units is expected to be low over the next few years, the need for transmission and capital additions will continue to generate substantial long-term capital requirements. The Power Supply systems are expected to continue to seek to satisfy these requirements primarily through the REA loan guarantee program.

Regulation and Competition

The degree of regulation of rural electric systems by state authorities varies from state to state. The retail rates of rural electric systems are regulated in 17 states (in which there are approximately 289 systems). Distribution systems in these states account for 34% of the total operating revenues and patronage capital of all distribution systems nationwide. State agencies, principally public utility commissions, of 20 states regulate those states' approximately 300 systems as to the issuance of long-term debt securities.
In six states (in which there are approximately 100 systems) state agencies regulate, to varying degrees, the issuance of short-term debt securities.
Since 1967, the Federal Power Commission and its successor, the Federal
Energy Regulatory Commission ("FERC"), which regulates interstate sales of energy at wholesale, have taken the position that it lacks jurisdiction to regulate cooperative rural electric systems which are current borrowers from REA. However, rural electric cooperatives that pay off their REA debt or never incur REA debt may be regulated by FERC with respect to financing and/or rates. To date, four Power Supply systems and one distribution system are regulated by FERC.

Varying degrees of territorial protection against competing utility systems are provided to distribution systems in 41 states (in which over 92% of the distribution systems are located). Changes in administrative or legislative policy in several states, or Federal legislation, may result in more or in less territorial protection for the distribution systems.

In addition to competition from other utility systems, some distribution systems have expressed increasing concern about the loss of desirable suburban service areas as a result of annexation by expanding municipal or franchised investor-owned utility systems, regardless of the degree of territorial protection otherwise provided by applicable law. The systems are also subject to competition from alternate sources of energy such as bottled gas, natural gas, fuel oil, diesel generation, wood stoves and self-generation.

The systems, in common with the electric power industry generally, may incur substantial capital expenditures and increases in operating costs in order to meet the requirements of both present and future Federal, state and local standards relating to safety and environmental quality control. These include possible requirements for burying distribution lines and meeting air and water quality standards.

On November 15, 1990, amendments to the Clean Air Act of 1970 (the "Amendments"), designed to cause utilities and others to reduce emissions, became law. The Amendments contain a range of compliance options s and a phase-in period which will help mitigate the immediate costs of implementation. Many of CFC's member systems already comply with the provisions of the Amendments. CFC is currently monitoring the overall impact of the Amendments on individual member systems, which must implement compliance plans and operating or equipment modifications for Phase I of the Act (1995), and for those affected in Phase II of the Act (2000). Compliance plans for member systems with units affected in Phase I primarily involve fuel switching to low-sulfur coal. The trading of emission allowances may also be an economical alternative in Phase II. Some member systems originally believed to be affected by the Amendments have developed strategies designed to minimize the Amendment's impact. At this time, it is not anticipated that the Amendments will have a material adverse impact on the quality of CFC's loan portfolio.

Financial Information

The systems differ from investor-owned utilities in that the vast majority are cooperative, non-profit organizations operating under policies which provide that rates should be established so as to minimize rates over the long-term. Revenues in excess of operating costs and expenses are referred to as "net margins and patronage capital" and are treated as equity capital furnished by the systems' consumers. This "capital" is transferred to a balance sheet account designated as "patronage capital", and is usually allocated to consumers in proportion to their patronage. Such capital is not refunded to them for a period of years during which time it is available to the system to be used for proper corporate purposes. Subject to their applicable contractual obligations, the systems may refund such capital to their members when doing so will not impair the systems' financial condition. In the terminology of the Uniform System of Accounts prescribed by REA for its borrowers, "operating revenues and patronage capital" refers to all utility operating income received during a given period.

Similar to the practice followed by investor-owned utilities pursuant to FERC procedures and as prescribed by REA, the systems capitalize as a cost of construction the interest charges on borrowed funds ("interest charged to construction") and the estimated unearned interest attributable to internally-generated funds ("allowance for funds used during construction") used in the construction of generation, and to a lesser extent transmission and distribution facilities. This accounting policy, which increases net margins by the amounts of these actual and imputed interest charges, is based on the premise that the cost of financing construction is an expenditure serving to increase the productive capacity and value of the utility's assets and thus should be included in the cost of the assets constructed and recovered over the life of the assets. In the case of power supply systems, REA has included in its direct loans and guarantees of loans amounts sufficient to meet the estimated interest charges during construction. If the foregoing accounting policy were not followed, utilities would presumably request regulatory permission, if applicable, to increase their rates to cover such costs. The amounts of interest charged to construction and allowance for funds used during construction capitalized by distribution systems are relatively insignificant. Because power supply systems generally expend substantial amounts on long-term construction projects, the application of this accounting policy may result in substantially lower interest expense and in substantially higher net margins for such systems during construction than would be the case if such a policy were not followed.

On the following pages are tables providing composite statements of revenues, expenses and patronage capital of the distribution systems which were members of CFC and the power supply systems which were members of CFC during the five years ended December 31, 1993, and their respective composite balance sheets at the end of each such year.

NOTE: Statistical information in the REA Reports has not been examined by CFC's independent public accountants, and the number and geographical dispersion of the systems have made impractical an independent investigation by CFC of the statistical information available from REA. The REA Reports are based upon financial statements submitted to REA, subject to year-end audit adjustments, by reporting REA borrowers and do not, with minor exceptions, take into account current data for certain systems, primarily those which are not active REA borrowers. As of December 31, 1993, 163 REA borrowers had repaid their REA loans in full and were accordingly not subject to REA reporting requirements.





                             NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION
                        COMPOSITE STATEMENTS OF REVENUES, EXPENSES AND PATRONAGE CAPITAL
                                 AS REPORTED BY CFC MEMBER DISTRIBUTION SYSTEMS

                               The following are unaudited figures which are based
                                upon financial statements submitted to REA or to
                                     CFC by CFC Member Distribution Systems

                                                                                       Years Ended December 31,

                                                                 1993           1992          1991          1990           1989
                                                                                 (Dollar Amounts In Thousands)
Operating revenues and patronage capital                     $15,072,400    $13,921,515   $13,446,544    $12,819,204  $12,303,951
Operating deductions:
     Cost of power (1)                                         9,882,448      9,211,421     8,979,920      8,558,404    8,363,149
     Distribution expense (operations)                           366,148        346,183       327,787        307,649      289,525
     Distribution expense (maintenance)                          643,390        589,722       558,291        528,746      496,245
     Administrative and general expenses (2)                   1,398,749      1,287,224     1,215,158      1,137,154    1,060,641
     Depreciation and amortization expense                       879,957        828,966       775,049        724,951      676,706
     Taxes                                                       396,024        365,473       337,898        313,403      299,542
        Total                                                 13,566,716     12,628,989    12,194,103     11,570,307   11,185,808
Utility operating margins                                      1,505,684      1,292,526      1,252,441     1,248,897    1,118,143
Non-operating margins                                            110,612        157,912        175,993       201,798      202,183
Power supply capital credits (3)                                 274,250        219,638        201,708       163,580      135,394
        Total                                                  1,890,546      1,670,076      1,630,142     1,614,275    1,455,720
Interest on long-term debt (4)                                   730,078        749,594        763,070       741,465      691,738
Other deductions                                                  36,644         27,841         18,953        22,607       20,396
        Total                                                    766,722        777,435        782,023       764,072      712,134
Net margins and patronage capital                             $1,123,824     $  892,641     $  848,119    $  850,203   $  743,586
TIER (5)                                                            2.54           2.19           2.11          2.15         2.07
DSC (6)                                                             2.44           2.07           2.13          2.16         2.09
MDSC (7)                                                            2.21           1.99           2.06          2.05         2.03
Number of systems included                                           825            821            819           820          822


(1) Includes cost of purchased power, power production and transmission expense, separately listed in the applicable REA Report.
(2) Includes sales expenses, consumer accounts and customer service and informational expense as well as other administrative and general expenses, separately listed in the applicable REA Report.
(3) Represents net margins of power supply systems and other associated organizations allocated to their member distribution systems and added in determining net margins and patronage capital of distribution systems under REA accounting practices. Cash distributions of this credit have rarely been made by the power supply systems and such other organizations to their members.
(4) Interest on long-term debt is net of interest charged to construction, which is stated separately as a credit in REA Reports. For a description of the reasons for, and the effect on net margins and patronage capital of, the accounting policies governing interest charged to construction and allowance for funds used during construction, see "Financial Information".
    CFC believes that amounts incurred by distribution systems for interest charged to construction and allowance for funds used during construction are immaterial relative to their total interest on long-term debt and net margins and patronage capital.
(5) Determined by adding interest on long-term debt (in each year including all interest charged to construction) and net margins and patronage capital and dividing the total by interest on long-term debt (in each year including all interest charged to construction).
(6) The ratio of (x) net margins and patronage capital plus interest on long-term debt (including All interest charged to construction) plus depreciation and amortization to (y) long-term debt service obligations.
(7) The new DSC (also called the "Modified DSC" or "MDSC") calculation is the ratio of (x) operating margins and patronage capital plus interest on long-term debt (including all interest charged to construction) plus depreciation and amortization expense plus Non-operating Margins-Interest plus cash received in respect of generation and transmission and other capital credits to (y) long-term debt service obligations.

                             NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION
                                             COMPOSITE BALANCE SHEETS
                                  AS REPORTED BY CFC MEMBER DISTRIBUTION SYSTEMS

                                The following are unaudited figures which are based
                                 upon financial statements submitted to REA or to
                                      CFC by CFC Member Distribution Systems

                                                                                                   At December 31,

                                                                  1993         1992          1991          1990         1989
                                                                                (Dollar Amounts In Thousands)
Assets and other debits:
    Utility plant:
           Utility plant in service                           $29,172,898   $27,502,596   $25,846,550   $24,370,100   $22,754,138
           Construction work in progress                          697,329       619,764       615,425       623,356       650,533
                  Total utility plant                          29,870,227    28,122,360    26,461,975    24,993,456    23,404,671
           Less:  accumulated provision for depreciation
              and amortization                                  7,992,325     7,401,028     6,812,221     6,330,979     5,879,089
                  Net utility plant                            21,877,902    20,721,332    19,649,754    18,662,477    17,525,582
    Investments in associated organizations (1)                 2,847,260     2,585,621     2,405,290     2,255,370     2,123,391
    Current and accrued assets                                  3,733,893     3,611,874     3,624,025     3,585,399     3,362,784
    Other property and investments                                366,452       343,734       323,445       311,937       248,245
    Deferred debits                                               463,194       439,529       342,855       287,294       263,002
                  Total assets and other debits               $29,288,701   $27,702,090   $26,345,369   $25,102,477   $23,523,004

Liabilities and other credits:
    Net worth:
           Memberships                                        $   100,689   $    98,450   $    93,207   $    91,827   $    88,972
           Patronage capital and other equities (2)            11,859,273    10,826,559     9,966,135     9,275,621     8,460,725
              Total net worth                                  11,959,962    10,925,009    10,059,342     9,367,448     8,549,697
    Long-term debt (3)                                         14,569,363    14,303,024    13,958,473    13,461,363    12,681,327
    Current and accrued liabilities                             2,066,601     1,898,868     1,755,336     1,734,385     1,741,832
    Deferred credits                                              598,997       555,618       554,149       521,339       534,176
    Miscellaneous operating reserves                               93,778        19,571        18,069        17,942        15,972

              Total liabilities and other credits             $29,288,701   $27,702,090   $26,345,369   $25,102,477   $23,523,004

Number of systems included                                            825           821           819           820           822


(1) Includes investments in service organizations, power supply capital credits and investments in CFC.
(2) Includes non-refundable donations or contributions in cash, services or property from states, municipalities, other government agencies, individuals and others for construction purposes separately listed in the applicable REA Report.
(3) Principally debt to REA and includes $3,607,158,918, $3,536,794,013,
   $3,435,994,499, $3,283,689,097, and $3,018,608,279 for the years 1993,
   1992, 1991, 1990 and 1989, respectively, due to CFC.

                             NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION
                         COMPOSITE STATEMENTS OF REVENUES, EXPENSES AND PATRONAGE CAPITAL
                                  AS REPORTED BY CFC MEMBER POWER SUPPLY SYSTEMS

                                The following are unaudited figures which are based
                                 upon financial statements submitted to REA or to
                                      CFC by CFC Member Power Supply Systems

                                                                                 Years Ended December 31,

                                                                 1993          1992          1991        1990          1989
                                                                              (Dollar Amounts in Thousands)
Operating revenues and patronage capital                      $9,976,560   $ 9,111,434   $ 8,615,165  $ 8,553,618  $ 8,589,575
Operating deductions:
     Cost of power (1)                                         6,606,419     5,855,131     5,541,332    5,461,628    5,436,747
     Transmission expense (operations)                            14,391        12,959        11,445        9,451        8,109
     Transmission expense (maintenance)                           11,081        11,300        11,315       10,611        8,425
     Administrative and general expenses (2)                     333,278       390,521       363,646      338,256      312,364
     Depreciation and amortization expenses                      902,810       872,657       819,586      821,943      796,955
     Taxes                                                       223,122       233,420       239,588      182,279      233,891
 Total                                                         8,091,101     7,375,988     6,986,912    6,824,168    6,796,491
Utility operating margins                                      1,785,458     1,735,446     1,628,253    1,729,450    1,793,084
Non-operating margins                                            328,958       280,810       329,419      328,349      305,067
Power supply capital credits (3)                                  47,838        30,771        28,405       12,452       19,259
        Total                                                  2,162,254     2,047,027     1,986,077    2,070,251    2,117,410
Interest on long-term debt (4)                                 2,014,794     2,075,939     1,999,107    1,968,531    1,839,641
Other deductions                                                 184,902       137,344        42,862      203,548      330,870
        Total                                                  2,199,696     2,213,283     2,041,969    2,172,079    2,170,511
Net margins and patronage                                     $ (37,442)    $(166,256)    $ (55,892)   $(101,828)    $ (53,101)
TIER (5)                                                             .98          .92            .97          .95          .97
DSC (6)                                                             1.03         1.05           1.06         1.05         1.08
Number of systems included (7)                                        50           50             49           50           51

(1) Includes cost of purchased power, power production and transmission expense, separately listed in the applicable REA Report.
(2) includes sales expenses and consumer accounts expense and consumer service and informational expense as well as other administrative and general expenses, separately listed in the applicable REA Report.
(3) Certain power supply systems purchase wholesale power from other power supply systems of which they are members. Power supply capital credits represent net margins of power supply systems allocated to member power supply systems on the books of the selling power supply systems. This item has been added in determining net margins and patronage capital of the purchasing power supply systems under REA accounting practices.
    Cash distributions of this credit have rarely been made by the selling power supply systems to their members. This item also includes net margins of associated organizations allocated to CFC power supply members and added in determining net margins and patronage capital of the CFC member systems under REA accounting practices.
(4) Interest on long-term debt is net of interest charged to construction.
    Allowance for funds used during construction has been included in non-operating margins. For a description of the reasons for, and the effect on net margins and patronage capital of, the accounting policies governing interest charged to construction and allowance for funds used during construction, see "Financial Information". According to unpublished information furnished by REA, interest charged to construction and allowance for funds used during construction for CFC power supply members in the years 1989-1993 were as follows:

                                                                             Allowance for
                                                 Interest Charged              Funds used
                                                  to Construction         During Construction            Total
                                                          (Dollar Amounts In Thousands)
                                 1993               $ 49,237                    $8,621               $ 57,858
                                 1992               $ 54,093                    $4,396               $ 58,489
                                 1991               $ 49,495                    $5,241               $ 54,736
                                 1990               $ 55,670                    $6,615               $ 62,285
                                 1989               $100,380                    $6,761               $107,141


(5) Determined by adding interest on long-term debt (in each year including all interest charged to construction) and net margins and patronage capital and dividing the total by interest on long-term debt
    (in each year including all interest charged to construction). The TIER calculation includes the operating results of six systems which currently fail to make debt service payments or are operating under a Debt
    Restructure Agreement, without which the composite TIER would have been 1.20, 1.15, 1.15, 1.08 and 1.10 for the years ended December 31, 1993,
    1992, 1991, 1990 and 1989, respectively.

(6) The ratio of (x) net margins and patronage capital plus interest on long-term debt (including all interest charged to construction) plus depreciation and amortization to (y) long-term debt service obligations.
    The DSC calculation includes the operating results of six systems which currently fail to make debt service payments or are operating under a Debt Restructure Agreement. Without these systems, the composite DSC would have been 1.21, 1.22, 1.26, 1.21 and 1.21 for the years ended
    December 31, 1993, 1992, 1991, 1990 and 1989, respectively.

(7) Thirteen CFC power supply system members are not required to report to REA since they are not currently borrowers from REA. These systems are either in developmental stages or act as coordinating agents for their members. Their inclusion would not have a material effect on this data.
    In addition, REA has determined not to include data for Wabash Valley
    Power Association ("Wabash") and Colorado-Ute in their composite statements due to Wabash's ongoing bankruptcy and the liquidation of Colorado-Ute
    (see Note 10 to Combined Financial Statements).

                             NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION
                                             COMPOSITE BALANCE SHEETS
                                  AS REPORTED BY CFC MEMBER POWER SUPPLY SYSTEMS

                                The following are unaudited figures which are based
                                 upon financial statements submitted to REA or to
                                      CFC by CFC Member Power Supply Systems

                                                                                     At December 31,

                                                                 1993          1992          1991          1990          1989
                                                                                (Dollar Amounts in Thousands)
Assets and other debits:
     Utility plant:
        Utility plant in service                              $32,240,926   $31,375,391   $29,433,524   $29,421,761   $29,777,550
        Construction work in progress                           1,469,882     1,324,432       911,262       695,229       891,907
                Total utility plant                            33,710,808    32,699,823    30,344,786    30,116,990    30,669,457
                Less:  accumulated provision for
          depreciation and amortization                         9,936,528     8,983,913     7,786,074     7,032,102     6,277,677
                Net utility plant                             23,774,280     23,715,910    22,558,712    23,084,888    24,391,780
     Investments in associated organizations(1)                  992,921        865,162       740,554       654,419       661,338
     Current and accrued assets                                4,284,613      4,076,841     4,239,802     4,094,006     4,399,010
     Other property and investments                            1,899,809      1,717,451     1,503,526     1,447,443     1,121,803
     Deferred Debits                                           4,078,879      1,879,607     1,445,868     2,236,808     2,303,752
                Total assets and other debits                 35,030,502    $32,254,971   $30,488,462   $31,517,564   $32,877,683
Liabilities and other credits:
     Net worth:
           Memberships                                        $      252      $     246    $      244    $      250    $      248
           Patronage capital and other equities                  432,095        315,793       593,505       544,872       690,481
                Total net worth                                  432,347        316,039       593,749       545,122       690,729
        Long-term debt (2)                                    28,528,640     28,838,255    27,060,357    27,989,365    25,671,597
        Current and accrued liabilities                        1,185,182      1,531,722     1,391,762     1,492,713     5,117,204
        Deferred credits                                       1,849,906      1,071,393     1,344,641     1,113,545     1,035,989
        Miscellaneous operating reserves                       3,034,427        497,562        97,953       376,819       362,164
                Total liabilities and other credits           35,030,502    $32,254,971   $30,488,462   $31,517,564   $32,877,683
Number of systems included (3)                                        50             50            49            50            51


(1) Includes investments in service organizations, power supply capital credits and investments in CFC.

(2) Principally debt to REA or debt guaranteed by REA and loaned by FFB.

(3) Twelve CFC power supply system members are not required to report to REA since they are not currently borrowers from REA. These systems are either in developmental stages or act as coordinating agents for their members.
    Their inclusion would not have a material effect on these data.

Item 2.  Properties.

    CFC owns and operates a headquarters facility in Fairfax County in the Commonwealth of Virginia. This facility consists of a six-story office building with separate parking garage situated on four acres of land.
    The company also owns an additional eight acres of unimproved land adjacent to the building. On April 11, 1994, CFC purchased an additional 23 1/2 acres of unimproved land adjacent to the building. There are no plans at this time for future use of either parcel of land.






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